FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2010

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                             No        X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                             No        X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                             No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Deloitte’s report on limited review of condensed consolidated interim financial statements.
2.	Condensed consolidated interim financial statements for the six-month period ended June 30, 2010.
3.	Consolidated interim management’s report for the six-month period ended June 30, 2010.

Repsol YPF, S.A. and
Subsidiaries

Limited Review Report

Condensed consolidated interim
financial statements and interim
management’s report for the six-
month period ended 30 June 2010

Plaza Pablo Ruiz Picasso. 1 Torre Picasso 28020 Madrid Espana Tel.: +34 915 14 50 00 Fax: +34 915 14 51 80 +34 915 56 74 30 www.deloitte.es

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

REPORT ON LIMITED REVIEW 0F CONDENSED CONSOLIDATED) INTERIM FINANCIAL STATEMENTS

To the Shareholders of

Repsol YPF, S.A.:

1.	We have performed a limited review of the accompanying condensed consolidated interim financial statements (“the interim financial statements”) of Repsol YPF, S.A. (“the Parent”) and subsidiaries (“the Group”). which consist of the consolidated balance sheet at 30 June 2010 and the related consolidated income statement, consolidated statement of recognized income and expenses, consolidated statement of changes in net equity, consolidated statement of cash flows and explanatory notes to the condensed consolidated interim financial statements for the six-month period then ended. The Parent’s Directors are responsible for the preparation of these interim financial statements in accordance with the requirements of International Accounting Standard (IAS) 34, Interim Financial Reporting, as adopted by the European Union, for the preparation of condensed interim financial information, in conformity with Article 12 of Royal Decree 1362/2007. Our responsibility is to express a conclusion on these interim financial statements based on our limited review. Our work did not include a review of the condensed consolidated interim financial statements of Gas Natural SDG, S.A. and subsidiaries, in which the Group held a 30.01% ownership interest at 30 June 2010 and whose assets and net profit represented 20.9% and 19.1%. respectively, of the related consolidated figures for the Repsol YPF Group at that date. The condensed consolidated interim financial statements of the above-mentioned investee were reviewed by another auditor and our conclusion as expressed in this report on the condensed consolidated interim financial statements of the Repsol YPF Group is based, with respect to these investees, solely on the report of the other auditors.

2.	Our review was performed in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A limited review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A limited review is substantially less in scope than an audit and, therefore, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the accompanying interim financial statements.

3.	As indicated in Note 2 to the accompanying interim financial statements, the interim financial statements referred to above do not include all the disclosures that would be required in complete consolidated financial statements prepared in conformity with International Financial Reporting Standards as adopted by the European Union and, accordingly, the accompanying interim financial statements should be read in conjunction with the consolidated financial statements of the Group for the year ended 31 December 2009.

Deloitte, S.L. Inscrita en el Registro Mercantil de Madrid, Tomo 13.650, folio 188, secci ün 8, hoja M-54414.

inscripciün 96, C.I.F.: B-79104469. Domicillio Social: Plaza Pablo Ruiz Picasso, 1, Torre Picasso – 28020 Madrid

Member of Deloitte Touche Tohmatsu

4.	Our limited review, based on our work and on the report of the other auditors, which under no circumstances may be considered an audit of financial Statements, did not bring anything to our attention that might cause us to believe that the accompanying interim financial statements for the six-month period ended 30 June 2010 were not prepared, in all material respects, in accordance with the requirements of International Accounting Standard (IAS) 34, Interim Financial Reporting, as adopted by the European Union, in conformity with Article 12 of Royal Decree 1362/2007, for the preparation of condensed interim financial statements.

5.	The accompanying interim consolidated management’s report for the six-month period ended 30 June 2010 contains the explanations which the Parent’s Directors consider appropriate about the significant events that took place in this period and their impact on the interim financial statements presented, of which it does not form part, as well as about the information required in accordance with Article 15 of Royal Decree 1362/2007. We have checked that the accounting information in the aforementioned management’s report is consistent with that contained in the interim financial statements for the same period of 2010. Our work was confined to checking the management’s report with the aforementioned scope, and did not include a review of any information other than that drawn from the consolidated companies’ accounting records.

6.	This report was prepared at the request of the Parent’s Directors in relation to the publication of the six-monthly financial report required by Article 35 of Securities Market Law 24/1988, of 28 July, implemented by Royal Decree 1362/2007, of 19 October.

DELOITTE, S.L.

/s/ Jorge Izquierdo Mazón
Jorge Izquierdo Mazón
28 July 2009

REPSOL YPF S.A. and investees composing the

REPSOL YPF GROUP

CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

AND CONSOLIDATED INTERIM MANAGEMENT’S REPORT

FOR THE SIX-MONTH

PERIOD ENDED JUNE 30, 2010

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Repsol YPF, S.A. and investees composing the Repsol YPF Group

Consolidated Balance Sheets at June 30, 2010 and December 31, 2009

		Millions of euros
ASSETS	Note	06/30/2010	12/31/2009
Intangible assets:		7,836	6,818
a) Goodwill	3	5,165	4,733
b) Other Intangible assets	3	2,671	2,085
Property, plant and equipment	3	34,990	31,900
Investment properties		33	35
Investments accounted for using the equity method		612	531
Non-current financial assets	5	1,905	1,732
Deferred tax assets		2,276	2,021
Other non-current assets	5	333	273

NON-CURRENT ASSETS		47,985	43,310

Non-current assets held for sale	3	147	746
Inventories		5,298	4,233
Trade and other receivables		8,158	6,773
a) Trade receivables		5,283	4,644
b) Other receivables		2,613	1,909
c) Income tax assets		262	220
Other current financial assets	5	635	713
Cash and cash equivalents	5	3,344	2,308

CURRENT ASSETS		17,582	14,773

TOTAL ASSETS		65,567	58,083

The accompanying explanatory notes 1 to 13 are an integral part of the Consolidated Balance Sheet at June 30, 2010.

II

Repsol YPF, S.A. and investees composing the Repsol YPF Group

Consolidated Balance Sheets at June 30, 2010 and December 31, 2009

EQUITY AND LIABILITIES		Millions of euros
	Note	06/30/2010	12/31/2009
EQUITY

Share Capital		1,221	1,221
Share premiun		6,428	6,428
Reserves		247	247
Retained earnings		13,144	12,619
Net income attributable to the shareholders of the parent		1,338	1,559
Interim dividend		—	(519)

EQUITY		22,378	21,555

Financial assets available for sale		(7)	2
Hedge transactions		(149)	(120)
Translation differences		176	(1,486)

ADJUSTMENTS FOR CHANGES IN VALUE		20	(1,604)
EQUITY ATTRIBUTABLE TO THE SHAREHOLDERS OF THE PARENT		22,398	19,951
MINORITY INTEREST		1,640	1,440

TOTAL EQUITY		24,038	21,391

Grants		85	124
Non-current provisions		3,547	3,097
Non-current financial liabilities	5	16,053	15,411
a) Bank borrowings, bonds and other securities		15,540	15,268
b) Other financial liabilities		513	143
Deferred tax liabilities		3,889	3,395
Other non-current liabilities		3,416	2,672

NON-CURRENT LIABILITIES		26,990	24,699

Liabilities related to non-current assets held for sale		29	185
Current provisions		207	282
Current financial liabilities	5	3,834	3,499
a) Bank borrowings, bonds and other securities		3,675	3,433
b) Other financial liabilities		159	66
Trade payables and other payables		10,469	8,027
a) Trade payables		4,315	3,491
b) Other payables		5,351	4,127
c) Income tax liabilities		803	409

CURRENT LIABILITIES		14,539	11,993

TOTAL EQUITY AND LIABILITIES		65,567	58,083

The accompanying explanatory notes 1 to 13 are an integral part of the Consolidated Balance Sheet at June 30, 2010.

III

Repsol YPF, S.A. and investees composing the Repsol YPF Group

Consolidated Income Statements for the interim periods ended June 30, 2010 and 2009

		Millions of euros
	Note	06/30/2010	06/30/2009(*)
Sales	4	26,034	21,605
Services rendered and other income	4	829	599
Change in inventories of finished goods and work in progress inventories		425	(115)
Income from reversal of impairment losses and gain on disposal of non-current assets		286	273
Allocation of Grants on non financial assets and other grants		9	11
Other operating income		734	601

OPERATING REVENUE	4	28,317	22,974

Supplies		(17,219)	(14,444)
Personnel expenses		(1,152)	(1,012)
Other operating expenses		(4,909)	(4,141)
Depreciation and amortization		(1,914)	(1,677)
Impairment losses recognized and losses on disposal of non-current assets		(119)	(47)

OPERATING COSTS		(25,313)	(21,321)

OPERATING INCOME	4	3,004	1,653

Finance income		145	105
Finance expense		(622)	(477)
Change in the fair value of financial instruments		(165)	187
Net exchange gains/(losses)		174	171
Impairment losses and gain/(losses) on disposals of financial instruments		1	31

FINANCIAL RESULT		(467)	17

NET INCOME BEFORE TAX AND SHARE OF RESULTS OF COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD		2,537	1,670
Income tax		(1,104)	(660)
Share of results of companies accounted for using the equity method		42	49

Net income from continuing operations		1,475	1,059
Net income from discontinued operations		—	—

CONSOLIDATED NET INCOME FOR THE INTERIM PERIOD		1,475	1,059
Net income attributable to minority interests		(137)	(96)

NET INCOME ATTRIBUTABLE TO THE PARENT		1,338	963

The accompanying explanatory notes 1 to 13 are an integral part of the Consolidated Income Statement for the six-month period ended June 30, 2010.

(*)	To facilitate comparison with the six-month period ended June 30, 2010, the data corresponding to the same period in the prior year include the necessary adjustments with respect to those included in the condensed consolidated interim financial statements for the six-month period ended June 30, 2009 (see note 2).

IV

Repsol YPF, S.A. and investees composing the Repsol YPF Group

Consolidated Statements of Recognized Income and Expenses corresponding to the interim periods ended

June 30, 2010 and 2009

	Millions of euros
	06/30/2010	06/30/2009(*)
CONSOLIDATED NET INCOME FOR THE INTERIM PERIOD (from the Income Statement)	1,475	1,059

INCOME AND EXPENSES RECOGNIZED DIRECTLY IN EQUITY:

From measurement of financial assets available for sale	(8)	35
From cash flow hedges	(81)	24
Translation differences	1,955	(213)
From actuarial gains and losses and other adjustments	4	2
Entities accounted for using the equity method	(3)	—
Tax effect	(95)	(92)

TOTAL	1,772	(244)

AMOUNTS TRANSFERRED TO THE CONSOLIDATED INCOME STATEMENT:

From measurement of financial assets available for sale	(1)	(31)
From cash flow hedges	45	9
Translation differences	1	—
Tax effect	(8)	3

TOTAL	37	(19)

TOTAL RECOGNIZED INCOME / (EXPENSES)	3,284	796

a) Attributable to the parent company	2,966	711
a) Attributable to minority interests	318	85

The accompanying explanatory notes 1 to 13 are an integral part of the Consolidated Statement of Recognized Income and Expenses corresponding to the six-month period ended June 30, 2010.

(*)	To facilitate comparison with the six-month period ended June 30, 2010, the data corresponding to the same period in the prior year include the necessary adjustments with respect to those included in the condensed consolidated interim financial statements for the six-month period ended June 30, 2009 (see note 2).

V

Repsol YPF, S.A. and investees composing the Repsol YPF Group

Consolidated Statements of Changes in Equity corresponding to the interim periods ended June 30, 2010 and 2009

Millions of euros

	Equity Attributable to Shareholders of the Parent
	Capital and reserves
	Share capital	Share premium and reserves	Treasury shares	Net income attributable to the shareholders of the parent	Adjustments for changes in value	Total Equity attributable to the shareholders of the parent	Minority interest	Total equity
Closing balance at 12/31/2008	1,221	17,468	(241)	2,555	(1,169)	19,834	1,170	21,004
Adjustments	—	—	—	—	—	—	—	—

Initial adjusted balance	1,221	17,468	(241)	2,555	(1,169)	19,834	1,170	21,004
Total recognized income / (expenses)	—	—	—	963	(252)	711	85	796
Transactions with shareholders or owners
Dividend payments	—	(634)	—	—	—	(634)	(112)	(746)
Transactions with treasury shares or own equity instruments (net)	—	—	—	—	—	—	—	—
Business combinations	—	—	—	—	—	—	627	627
Other changes in net equity
Transfers between equity accounts	—	2,555	—	(2,555)	—	—	—	—
Other changes	—	3	—	—	—	3	—	3

Closing balance at 06/30/2009(*)	1,221	19,392	(241)	963	(1,421)	19,914	1,770	21,684

Total recognized income / (expenses)	—	8	—	596	(283)	321	106	427
Transactions with shareholders or owners
Dividend payments	—	(519)	—	—	—	(519)	(96)	(615)
Transactions with treasury shares or own equity instruments (net)	—	(11)	241	—	—	230	—	230
Business combinations	—	—	—	—	—	—	(341)	(341)
Other changes in net equity
Transfers between equity accounts	—	(100)	—	—	100	—	—	—
Other changes	—	5	—	—	—	5	1	6

Closing balance at 12/31/2009	1,221	18,775	—	1,559	(1,604)	19,951	1,440	21,391
Adjustments	—	—	—	—	—	—	—	—

Initial adjusted balance	1,221	18,775	—	1,559	(1,604)	19,951	1,440	21,391
Total recognized income / (expenses)	—	4	—	1,338	1,624	2,966	318	3,284
Transactions with shareholders or owners
Dividend payments	—	(519)	—	—	—	(519)	(118)	(637)
Transactions with treasury shares or own equity instruments (net)	—	—	—	—	—	—	—	—
Business combinations	—	—	—	—	—	—	—	—

Other changes in net equity
Transfers between equity accounts	—	1,559	—	(1,559)	—	—	—	—
Other changes	—	—	—	—	—	—		—

Closing balance at 06/30/2010	1,221	19,819	—	1,338	20	22,398	1,640	24,038

The accompanying explanatory notes 1 to 13 are an integral part of the Consolidated Statement of Changes in Equity for the interim period ended June 30, 2010.

(*)	To facilitate comparison with the six-month period ended June 30, 2010, the data corresponding to the same period in the prior year include the necessary adjustments with respect to those included in the condensed consolidated interim financial statements for the six-month period ended June 30, 2009 (see note 2).

VI

Repsol YPF, S.A. and investees composing the Repsol YPF Group

Consolidated Statements of Cash Flows corresponding to the interim periods ended June 30, 2010 and 2009

Millions of euros

	06/30/2010	06/30/2009(*)
Net income before taxes and share of results of companies accounted for using the equity method	2,537	1,670
Adjustments to net income	2,332	1,417
Depreciation and amortization of assets	1,914	1,677
Other adjustments to the result (net)	418	(260)
Changes in working capital	(1,010)	(315)
Other cash flows from operating activities:	(941)	(610)
Dividends received	27	41
Income tax received / (paid)	(782)	(479)
Other proceeds from / (payments for) from operating activities	(186)	(172)

Cash Flows from Operating Activities	2,918	2,162

Payments for investments activities:	(2,038)	(6,542)
Group companies, associates and business units	(13)	(4,455)
Property, plant and equipment, intagible assets and investment properties	(1,912)	(2,073)
Other financial assets	(113)	(14)
Proceeds from divestments:	824	465
Group companies, associates and business units	682	27
Property, plant and equipment, intagible assets and investment properties	33	290
Other financial assets	109	148
Other cash flows	—	71

Cash Flows used in Investment Activities	(1,214)	(6,006)

Proceeds from / (payments for) equity instruments	—	—
Acquisition	—	—
Disposal	—	—
Proceeds from / (payments for) financial liabilites	(101)	4,036
Issues	5,251	6,347
Return and redemption	(5,352)	(2,311)
Payments for dividens and payments on other equity instruments	(181)	(747)
Other cash flows from financing activities	(539)	45
Interest payments	(472)	(359)
Other proceeds from / (payments for) financing activities	(67)	404

Cash Flows used in /(from) Financing Activities	(821)	3,334

Effect of changes in exchange rates	153	(5)
Net Increase / (Decrease) in cash and cash equivalents	1,036	(515)

Cash and cash equivalents at the beginning of the period	2,308	2,922
Cash and cash equivalents at the end of the period	3,344	2,407

COMPONENTS OF CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	06/30/2010	06/30/2009(*)

(+) Cash and banks	2,094	1,275
(+) Other financial assets	1,250	1,132

TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	3,344	2,407

The accompanying explanatory notes 1 to 13 are an integral part of the Consolidated Statement of Cash Flows for the interim period ended June 30, 2010.

(*)	To facilitate comparison with the six-month period ended June 30, 2010, the data corresponding to the same period in the prior year include the necessary adjustments with respect to those included in the condensed consolidated interim financial statements for the six-month period ended June 30, 2009 (see note 2).

VII

REPSOL YPF, S.A. AND INVESTEES COMPOSING THE REPSOL YPF GROUP

Explanatory notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2010.

(1)	GENERAL INFORMATION

Repsol YPF, S.A. and investees composing the Repsol YPF Group (hereinafter “Repsol YPF”, “the Repsol YPF Group” or “the Group”) constitute an integrated group of oil and gas companies which commenced operations in 1987.

The Repsol YPF Group is engaged in all the activities relating to the oil and gas industry, including exploration, development and production of crude oil and natural gas, transportation of oil products, liquid petroleum gas (LPG) and natural gas, refining, the production of a wide range of oil products and the retailing of oil products, oil derivatives, petrochemicals, LPG and natural gas, as well as the generation, transportation, distribution and supply of electricity. The Group conducts its activities in a number of countries, primarily Spain and Argentina.

The corporate name of the parent of the Group of companies that prepares and files these condensed consolidated interim financial statements is Repsol YPF, S.A.

Repsol YPF, S.A. is registered at the Madrid Mercantile Registry in volume 3893, folio 175, sheet no. M-65289, entry 63ª. Its Employer Identification Number is A-78/374725 and its National Classification of Economic Activities Number is 742.

Its registered office is in Madrid, at Paseo de la Castellana, 278, where the Shareholder Service Office is located, the telephone number of which is 900.100.100.

Repsol YPF is a private-law entity incorporated in accordance with Spanish legislation, and is subject to the Revised Text of the Spanish Corporations Law approved by Legislative Royal Decree 1564/1989 dated December 22, 1989 and to the legislation governing listed corporations.

Repsol YPF, S.A.’s shares are represented by book entries and are all admitted to trading on the Spanish Stock Exchanges (Madrid, Barcelona, Bilbao, and Valencia), the New York Stock Exchange, and the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires).

The capital stock of Repsol YPF comprises 1,220,863,463 shares with a par value of 1 euro each. At June 30, 2010 and December 31, 2009 neither Repsol YPF, S.A. nor any of its subsidiaries held any treasury shares. At June 30, 2009, the number of treasury shares held by the Group amounted to 12,229,428.

These condensed interim financial statements for the six-month period ended June 30, 2010 were prepared by the Board of Directors of Repsol YPF, S.A. at their meeting on July 28, 2010.

(2)	BASIS OF PRESENTATION

The condensed consolidated interim financial statements are presented in millions of euros (except where otherwise specified), and were prepared based on the accounting records of Repsol YPF, S.A. and its investees and they are presented in accordance with International Financial Reporting Standards (IFRSs) as published by the International Accounting Standards Board (IASB) as well as the IFRSs approved by the European Union at June 30, 2010, pursuant to the requirements established in IAS 34 Interim

Financial Reporting and in conformity with Art. 12 of RD 1362/2007 and the disclosures of information required in Circular 1/2008, of January 30, from the Spanish “Comisión Nacional del Mercado de Valores” (CNMV). The IFRSs approved by the European Union differ in some respects from the IFRSs published by the IASB; however, these differences do not have a material impact on the Group’s consolidated financial statements for the periods presented. In this regard, the condensed interim financial statements present fairly the Group’s consolidated equity and the financial position at June 30, 2010, as well as the results of operations, the changes in consolidated equity and consolidated cash flows that have occurred in the six-month period ended on that date.

Pursuant to the provisions of IAS 34, interim financial information is prepared only with the intention of updating the content of the last annual consolidated financial statements prepared by the Group, emphasizing new activities, events and circumstances that occur during the half-year and not duplicating the information published previously in the consolidated financial statements for 2009. Therefore, for an adequate understanding of the information that is included in these condensed interim financial statements, they must be read in conjunction with the consolidated financial statements of the Repsol YPF Group for 2009, which were approved by the General Shareholders’ Meetingof Repsol YPF, S.A., held on April 30, 2010.

Accounting Policies

When preparing these condensed consolidated interim financial statements, Repsol YPF followed the same accounting policies and the same presentation criteria as in the consolidated financial statements for 2009, except for the following standards and interpretations and amendments thereof issued by the IASB and adopted by the European Union, which are being applied for the first time in 2010:

–	Revised IFRS 3 Business combinations

–	IFRIC 12 Service concession arrangements

–	IFRIC 17 Distributions of non-cash assets to owners

–	Amendment of IAS 27 Consolidated and separate financial statements

–	Amendment of IAS 39 on Eligible hedged items

–	Amendments to IFRS 2 Group cash-settled share-based payment transactions

–	Annual improvements to IFRS – 2007-2009

–	Amendments to IFRS 5 Non-current assets held for sale and discontinued operations (including the 2006-2008 IFRS improvements project)

–	Revised IFRS 1 First-time adoption of IFRS

–	Amendments to IFRS 1 Additional exemptions for first-time adopters

The coming into effect of the aforementioned standards did not have a significant impact on the Group’s consolidated financial statements.

At the date of preparation of these condensed consolidated interim financial statements, the standards and interpretations published by the IASB and adopted by the European Union, which have not yet come into effect given that their effective application date is subsequent to the date of these condensed consolidated interim financial statements, and which the Group has opted not to early apply, are the following:

–	Amendment to IAS 32 – Classification of emission rights.

–	Amendment to IFRS 1 Limited exemption related to comparative information required by IFRS 7

–	Revised IAS 24 Related party disclosures

–	Amendments to IFRIC 14 Prepayments of a minimum funding requirement

–	IFRIC 19 Extinguishing financial liabilities with equity instruments

At the date of preparation of these condensed consolidated interim financial statements, the impact that the above amendments will have on the Group is being evaluated.

At the date of preparation of these condensed consolidated interim financial statements, the standards, interpretations or amendments thereof that have been published by the IASB but not yet adopted by the European Union are the following:

–	Annual improvements to IFRS – 2008-2010

–	IFRS 9 Financial instruments (1)

(1)	This constitutes the first phase of the project for the overhaul of the prevailing IAS 39: “Financial instruments - Recognition and measurement”.

The principal accounting policies and valuation criteria are detailed in note 4 of the Notes to the Consolidated Financial Statements for 2009.

Changes in estimates

Management estimates have been used to quantify certain assets, liabilities, income, and expenses that are recorded in the condensed consolidated interim financial statements. These estimates are made based on the best available information and they refer to:

1)	The expense for income tax, which, pursuant to IAS 34, is recognized in interim periods based on the best estimate of the average weighted tax rate that the Group expects for the annual period;

2)	The evaluation of possible impairment losses on certain assets (see note 3);

3)	The market value of certain financial instruments;

4)	The provision for litigation and other contingencies; and

5)	Crude oil and gas reserves.

Despite the fact that the estimates described above are made based on the best available information on the date on which the facts are analyzed, possible future events might require their revision (upward or downward) at the end of 2010 or in subsequent years.

During the six-month period ended June 30, 2010, no material changes occurred in the methodology for calculating the estimates made at the end of 2009.

Relative importance

When determining the information to be included in these condensed interim financial statements under the different items in the financial statements or other matters, the Repsol YPF Group, pursuant to IAS 34, has taken into account their relative importance in relation to the condensed consolidated financial statements for the six-month period.

Seasonality

Among the activities of the Group, the LPG and natural gas businesses are the ones most affected by seasonality due to their connection to weather conditions, with more activity in the winter and less in the summer in the northern hemisphere. However, Repsol YPF’s operations in Latin America partially offset this effect, given that the winters in the northern hemisphere coincide with summers in the southern hemisphere, significantly reducing the effect of seasonality on the natural gas business.

Comparison of information

On July 1, 2008, the Group’s interest in Alberto Pasqualini Refap, S.A. (REFAP) was classified as “Non-current asset held for sale” in accordance with IFRS 5 Non-current assets held for sale and discontinued operations. However, the prevailing unfavourable operating climate affecting this business, together with the widespread financial crisis, has prevented the Group from successfully closing the sale as planned. As a result, in 2009 the Group’s investment in REFAP was once again consolidated in the financial statements using the proportional integration method.

To facilitate comparison of the six-month periods ended June 30, 2010 and 2009, in accordance with IAS 31 Interests in joint ventures, the data for the first half of 2009 included in these condensed consolidated interim financial statements have been duly modified to consolidate this entity proportionally for said period. The changes between the income statement for the interim period ended June 30, 2009 contained in these financial statements and the 2009 prepared income statement are the following:

INCOME STATEMENT

	06/30/2009 in interim financial statements 2010	Integration REFAP 1º Semester 2009	06/30/2009 in interim financial statements 2009
Sales	21,605	622	20,983
Other income	1,369	3	1,366

OPERATING REVENUE	22,974	625	22,349
Supplies	(14,444)	(335)	(14,109)
Other expenses	(6,877)	(220)	(6,657)

OPERATING COSTS	(21,321)	(555)	(20,766)
OPERATING INCOME	1,653	70	1,583
FINANCIAL RESULT	17	53	(36)
NET INCOME BEFORE TAX AND SHARE OF
RESULTS OF COMPANIES ACCOUNTED FOR
USING THE EQUITY METHOD	1,670	123	1,547
Income tax	(660)	(49)	(611)
Share of results of companies accounted for using the equity method	49	—	49
Net income from continuing operations	1,059	74	985

CONSOLIDATED NET INCOME FOR THE INTERIM PERIOD	1,059	74	985
Net income attributable to minority interests	(96)	—	(96)

NET INCOME ATTRIBUTABLE TO THE PARENT	963	74	889

As a result of the acquisition of Unión Fenosa, S.A, as of April 30, 2009 and subsequently, Union Fenosa, S.A. and its subsidiaries (hereinafter UNIÓN FENOSA) are consolidated in the financial statements of Gas Natural Group using the full consolidation method. Consequently, the acquisition of UNIÓN FENOSA must be taken into account when comparing the figures corresponding to June 30, 2010 with those of June 30, 2009.

The accompanying financial statements for June 30, 2010 include all transactions of UNIÓN FENOSA, whereas the 2009 financial statements include UNIÓN FENOSA’s transactions from April 30, 2009. The Gas Natural Group is consolidated in the financial statements of the Repsol YPF Group using the proportional consolidation method. At June 30, 2010, Repsol YPF has a 30.01% stake in Gas Natural.

Changes in the structure of the Group

Repsol YPF prepares its consolidated financial statements including its investments in all its subsidiaries, associates and joint ventures. Appendix I of the consolidated annual report at December 31, 2009 details the subsidiaries, associates and joint ventures, held directly or indirectly by Repsol YPF, S.A., which were included in the scope of consolidation at that date.

The principal changes in the scope of consolidation that have taken place during the interim period ended in June 30, 2010, and the effects on the financial statements of these changes are detailed below.

a)	Business combinations or other acquisitions or increased interest in subsidiaries, joint ventures and/or investments associates

			Net cost of the combination (millions of euros)
Name of the entity (and line of business) acquired or merged	Category	Effective date of the operation	Amount (net) paid in the acquisition + other costs directly attributable to the combination	Fair value of the net equity instruments issued to acquire the entity	% of voting rights acquired	% of total voting rights in the entity after the acquisition
AESA Perú S.A.C.	Constitution	January-10	0.1	—	100.00%	100.00%
YPF Servicios USA Corporation	Constitution	January-10	0.0	—	100.00%	100.00%
Barúa-Motatán	Acquisition	February-10	Pending	—	40.00%	40.00%
Repsol YPF Comercial del Perú, S.A.	Increase participation	March-10	0.0	—	0.00%	99.85%
Repsol E&P Eurasia LLC	Constitution	April-10	0.0	—	99.99%	99.99%
Repsol Brasil B.V	Constitution	May-10	1.5	—	100.00%	100.00%
Repsol Exploración Seram, B.V.	Constitution	May-10	0.8	—	100.00%	100.00%
Repsol Exploración East Bula, B.V.	Constitution	May-10	0.8	—	100.00%	100.00%
Via Red Servicios Logísticos, S.L	Increase participation	June-10	0.0	—	0.51%	100.00%
Repsol Exploración Cendrawasih II	Constitution	June-10	1.0	—	100.00%	100.00%
Repsol Exploración Cendrawasih III	Constitution	June-10	1.0	—	100.00%	100.00%
Repsol Exploración Cendrawasih IV	Constitution	June-10	1.0	—	100.00%	100.00%
Petrocarabobo, S.A.	Constitution	June-10	0.0	—	11.00%	11.00%
Repsol ETBE,S.A	Acquisition	June-10	5.8	—	100.00%	100.00%
YPF Servicios Petroleros S.A.	Constitution	June-10	0.0	—	100.00%	100.00%

With effect from February 1, 2010, the geographic field defined as Barúa-Motatán has been incorporated to the list of assets to be operated by the mixed-ownership company Petroquiriquire, S.A., in which Repsol has a 40% stake. This transaction gives effect to the credit note received by Repsol as part of the process of migrating the operating agreements over to the mixed-ownership company. Petroquiriquire, S.A. is currently finalizing the process of incorporating these assets.

As explained in note 2, Basis of Presentation - Comparison of information, as a result of the acquisition of Unión Fenosa, S.A, as of April 30, 2009, Union Fenosa, S.A. and its

subsidiaries are consolidated using the full consolidation method in the financial statements of Gas Natural Fenosa Group (consolidated using the proportional consolidation method in the Repsol YPF Group financial statements). Unión Fenosa’s purchase price allocation made based on the fair value of its assets, liabilities, and contingent liabilities was finalized in April 2010. This purchase price allocation equals with the allocation used in the preparation of Repsol YPF Consolidated Financial Statements for the year 2009.

From the date of its acquisition until June 30, 2009, Unión Fenosa’s contribution to the consolidated net result of the period amounted to €43 million (proportionate amount according to Repsol YPF Group’s interest in Gas Natural). Should this acquisition had taken place on January 1, 2009, the increase in its contribution to the consolidated revenue and consolidated net income for the six-month period ended June 30, 2009 would have been €687 million and €50 million, respectively (proportionate to Repsol YPF Group’s stake in Gas Natural).

b)	Reduction in interests in subsidiaries, joint ventures and/or investments in associates or other operations of a similar nature

Name of the entity (or line of business) sold, divested or eliminated	Category	Effective date of the transaction	% of voting rights sold or eliminated	% of total voting rights in the entity after the sale	Profit / (Loss) generated (Millions of euros) (1)
Termobarrancas, C.A.	Sale	February-10	100.00%	0.00%	5
CLH	Sale	March-10	5.00%	10.00%	133
Distribution and commercialization of Natural gas in Madrid (2)(3)	Sale	April-10	30.01%	0.00%	114
Combined cycle electrical power companies in México(2)(4)	Sale	June-10	30.01%	0.00%	-1

(1)	Corresponds to recognized pre-tax net result.
(2)	Companies participated through Gas Natural.
(3)	Line of business carried out by the following companies: Madrileña Red de Gas, S.A., Madrileña Suministro de Gas 2010, S.L., Madrileña Suministro de Gas SUR, 2010, S.L. and Madrileña Servicios Comunes, S.L.
(4)	Relates to the following companies: Central Anahuac, S.A. de C.V., Central Lomas del Real, S.A. de C.V., Central Saltillo, S.A. de C.V., Central Vallehermoso, S.A. de C.V., Compañía Mexicana de Gerencia y Operación, S.A. de C.V., Electricidad Aguila de Altamira, S.A. de C.V. and Gasoducto del Río, S.A. de C.V.

On March 25, 2010 Repsol YPF, Petronor and BBK signed an agreement whereby BBK acquired a 5% stake in Compañía Logística de Hidrocarburos (CLH), which Repsol indirectly owned through Petronor. The sale price amounted to €145 million, which generated a gain before tax of €133 million, recognized in “Income from reversal of impairment losses and gain on disposal of non-current assets” of the accompanying consolidated income statement. As a result of this transaction, Repsol YPF reduced its interest in CLH to 10%.

In February 2010, Repsol YPF sold its wholly-owned subsidiary, Termobarrancas, as well as its 100% interest in the exploration and development license for the Barrancas area to Petróleos de Venezuela S.A. (PDVSA). The purchase-sale agreement was reached in 2009, year in which these assets were classified as non-current assets held for sale. The sale of these assets led to a gain before tax of €5 million, recognized under “Income from reversal of impairment losses and gain on disposal of non-current assets” in the accompanying income statement.

At December 19, 2009, Gas Natural agreed to sell the natural gas distribution branch in 38 municipalities in Madrid, the natural gas and electricity supply branch for domestic-commercial customers and small and medium size companies, and the shared services branch in this region. This transaction was carried out as part of the action plan adopted by the National Anti-Trust Commission in relation to the acquisition of Unión Fenosa. Since the date of this agreement, these assets were classified as non-current assets held for sale. Once the pertinent regulatory approvals were obtained, the sale was executed on April 30, 2010 for €240 million, generating a gain before tax of €114 million, which was recognized in “Income from reversal of impairment losses and gain on disposal of non-current assets” of the accompanying income statement (amounts corresponding to the proportional part of the Group investment in Gas Natural).

In addition, in December 2009, Gas Natural agreed to divest its interest in several combined cycle electrical power Companies in Mexico with an aggregate capacity of 2,233 MW and the Río gas pipeline. From the date of this agreement, these assets were classified as non-current assets held for sale. Once the pertinent regulatory approvals were obtained, the entire shareholding of these companies was transferred on June 3, 2010 for € 304 million, generating a loss before tax of €1 million, recognized in “Impairment losses recognized and losses on disposal of non-current assets” of the accompanying income statement (amounts corresponding to the proportional part of the Group investment in Gas Natural).

(3)	DESCRIPTION OF THE TRANSACTIONS OF THE PERIOD

During the first half of 2010 there were significant fluctuations in the exchange rates of the functional currencies of Group companies (the most significant of these, in terms of its impact on the accompanying financial statements, was the dollar/euro exchange rate, which decreased from 1.44 dollars per euro at December 31, 2009 to 1.23 dollars per euro at June 30, 2010). Given that the Group’s presentation currency is the euro, these fluctuations led to an increase in balance sheet headings. The most significant increases were noted in “Goodwill” (€393 million), “Property, plant, and equipment” (€3,068 million), “Total equity” (€1,943 million), and “Current and non-current financial liabilities” (€1,125 million).

The following provides a description of other significant changes in the accompanying consolidated balance sheet headings.

a) Property, plant and equipment

The main investments in the first half of 2010 corresponded to exploration and production assets in Argentina (€484 million), Brazil (€143 million), Trinidad & Tobago (€47 million), Libya (€24 million), Peru (€24 million), Bolivia (€22 million) and Spain (€15 million). In addition, during this period, significant investments were made in refining assets in Spain (€583 million) and in LNG assets in Canada (€40 million).

Additionally, during the six-month period ended June 30, 2010, the Group recognized property, plant and equipment additions amounting to €448 million, corresponding to two methane ships acquired under financial leasing for the transport of LNG.

The main investments made during the first half of 2009 corresponded to exploration and production assets in Argentina (€341 million), United States (€193 million), Trinidad and Tobago (€62 million), Algeria (€63 million), Libya (€58 million), and Spain (€52 million). Also, significant investments were made in refinery assets in Spain (€531 million), as well as in LNG assets (€60 million) in Canada.

Additionally, during the six-month period ended June 30, 2009, the Group recognized property, plant and equipment additions amounting to €975 million corresponding to a gas pipeline in the United States. This pipeline was acquired from Maritimes & North East Pipelines through a financial leasing arrangement.

On March 30, 2009 the sale of an office building on the Paseo de la Castellana in Madrid was agreed for €245 million. This sale led to derecognition of property, plant, and equipment amounting to €360 million, and to profit before taxes of €49 million, recognized under “Income from reversal of impairment losses and gain on disposal of non-current assets” on the accompanying consolidated income statement.

b) Non-current assets held for sale

During the first half of 2010, commercialization & distribution assets and combined cycle electrical power assets amounting to €126 million were derecognized in Madrid, as well as €305 million in Mexico (see note 2 - Basis of presentation - Changes in the structure of the Group-b)).

In February 2010, a €132 million disposal corresponding to the 100% stake in Termobarrancas (see note 2 - Basis of presentation - Changes in the structure of the Group–b)) and to the concession related to the Barrancas exploration and development area was derecognized due to their sale to PDVSA.

On April 8, 2010, Repsol YPF and Enagás signed an agreement by virtue of which Repsol sold to Enagás its 82% stake in Gaviota, a subterranean natural gas storage facility, for €87 million. €16 million of this amount was hinged on the approval from the Ministry of Industry, Tourism, and Commerce to the expansion project. This transaction will be formalized when the necessary administrative and competency authorizations are received. At June 30, 2010 this asset was classified as non-current asset held for sale.

During the interim period ended June 30, 2009, the Group classified €99 million under this heading related to the 13% stake in Indra Sistemas, a company in which Unión Fenosa had an 18% interest, as its future sale was considered highly probable at June 30, 2009. This sale took place on July 2nd. The remaining 5% stake in this Company was classified under “Financial assets available for sale”. In April 2010, this stake was sold for a total of €38 million (see note 5).

c) Impairment of assets

Repsol YPF performs an impairment test of its intangible assets, its property, plant and equipment, and other fixed assets, as well as its goodwill, at least annually, or whenever any indicator of impairment exists, in order to determine whether there is an impairment of assets.

During the interim period ended June 30, 2010, the Group has impaired the assets that were registered in its natural gas liquefaction project in Iran (Persian LNG) amounting to €87 million, due the fact that in May 2010 Repsol YPF formally notified the National Iranian Oil Company (NIOC) and Shell its decision to discontinue its participation in the project.

The total amount corresponding to net impairment losses, recognized on the accompanying consolidated income statement for the first half of 2010 amounted to €84 million.

During the interim period ended in June 30, 2009, the Group recognized a reversal of the impairment provision recognized on the Argentine businesses in previous periods amounting to €180 million. This reversal is the result of the reassessment in 2009 of the configuration of cash generating units (CGUs) into which the Argentine upstream assets are grouped. Until 2008 each field was considered an individual CGU. Starting in 2009, primarily on account of trends in certain of the economic, operating and commercial conditions under which the Group operates in Argentina, the aforementioned assets were grouped into four CGUs, which provide a better reflection of the way the Group’s current management decisions occur with respect to these assets. The new CGUs are the following: one CGU grouping the field assets with primarily oil reserves and three CGUs grouping field assets with mostly gas reserves, classified by national basin (Neuquina, Northwest and Austral).

Additionally, during the first half of 2009, losses corresponding to the impairment of emission rights amounting to €33 million were recognized, the effect of which was offset by an equal amount of income arising from the transfer to the income statement of emission rights received under the National Assignment Plan.

A total of €143 million corresponding to the net impairment losses reversals was recognized in the accompanying 2009 interim consolidated income statement.

d) Earnings per share

At June 30, 2010 and 2009, earnings per share were the following:

	06/30/2010	06/30/2009
Net income attributable to the parent (million of euros)	1,338	963
Weighted average number of shares in circulation (million of shares)	1,221	1,209

Earnings per share attributed to the parent (euros)	06/30/2010	06/30/2009
Basic	1.10	0.80
Diluted	1.10	0.80

(4)	SEGMENT REPORTING

The Group’s organizational structure is oriented at achieving the company’s growth plans as well as setting the base for future developments. The principal aspects of this structure are:

–	Three integrated strategic businesses:

■	Upstream, corresponding to the exploration and development operations of crude oil and natural gas reserves, except for YPF’s operations;

■	LNG, corresponding to the Liquid Natural Gas business, except for YPF’s operations; and

■	Downstream, corresponding to Refining & Marketing for oil products, Chemicals and LPG, except for YPF’s operations.

–	Two participations in strategic companies:

■	YPF, which includes the operations of YPF, S.A. and its group companies in the same businesses outlined above for the rest of the Group; and

■	Gas Natural SDG, corresponding to the marketing of natural gas and the generation of electricity power.

The principal figures of the Group’s income statement attending to this organization are shown below:

Operating revenue by segment

	Operating revenue from customers		Operating revenue amoung segments		Total operating revenue
SEGMENTS	06/30/2010	06/30/2009	06/30/2010	06/30/2009	06/30/2010	06/30/2009
Upstream	1,514	882	497	340	2,011	1,222
LNG	519	509	75	44	594	553
Downstream	17,908	15,323	40	16	17,948	15,339
YPF	5,318	4,260	51	83	5,369	4,343
Gas Natural SDG	2,923	1,970	69	61	2,992	2,031
Corporate	135	30	149	180	284	210
(-) Adjustments and eliminations of operating revenue among segments	—	—	(881)	(724)	(881)	(724)

TOTAL	28,317	22,974	—	—	28,317	22,974

Operating income by segment

SEGMENTS	06/30/2010	06/30/2009
Upstream	731	325
LNG	11	34
Downstream	928	635
YPF	831	452
Gas Natural SDG	551	334
Corporate	(48)	(127)

Total Operating income related to the reported segments	3,004	1,653
Not assigned results (Financial result)	(467)	17
Other results (Results of companies accounted for using the equity method)	42	49

NET INCOME BEFORE TAX AND AFTER SHARE OF RESULTS OF COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD	2,579	1,719

The following table details total assets by segment:

Segments	06/30/2010	12/31/2009
Upstream	10,370	8,678
LNG	3,989	3,195
Downstream	16,952	15,168
YPF	12,960	10,928
Gas Natural SDG	13,504	13,484
Corporate (1)	7,792	6,630

Total Assets by segment (2)	65,567	58,083

(1)	At June 30, 2010 and December 31, 2009, financial assets amounting to €5,304 million and €4,211 million were included, respectively.
(2)	Each segment includes its correspondent investments accounted for using the equity method.

In addition, the distribution of the net amount of turnover (comprising “Sales” and “Service rendered and other income” headings on the accompanying consolidated income statement), by geographic area depending on the markets to which they correspond, is as follows:

Geographic area	06/30/2010	06/30/2009
Spain	12,125	11,160
Others in the European Union	2,594	2,093
Others in O.E.C.D. countries	2,061	1,454
Other countries	10,083	7,497

TOTAL	26,863	22,204

(5)	DISCLOSURE OF FINANCIAL INSTRUMENTS BY NATURE AND CATEGORY

a) Financial assets

This note discloses the following concepts included on the balance sheet headlines, as follows:

	Millions of euros
	06/30/2010	12/31/2009
Non-current financial assets	1,905	1,732
Other current financial assets (1)	635	713
Derivatives on current commercial transactions (2)	131	20
Cash and cash equivalents	3,344	2,308

	6,015	4,773

(1)	At June 30, 2010 and December 31, 2009, this heading included €450 and €381 million, respectively, corresponding to the financing of the tariff deficit resulting from the payments of regulated electrical activity, which the Group owns through its shareholding in Gas Natural.
(2)	Recognized under the item “Other receivables” on the balance sheet.

The	detail, by type and maturity, of the Group’s financial assets at June 30, 2010 and December 31, 2009, is as follows:

	June 30, 2010
Nature / Category	Financial assets held for trading	Other financial assets at fair value through profit or loss	Financial assets available for sale	Loans and receivables	Held to maturity investments	Hedging derivatives	Total
Equity instruments (1)	—	—	129	—	—	—	129
Derivatives	—	—	—	—	—	72	72
Other financial assets	—	74	—	1,576	54	—	1,704

Long term / Non current (2)	—	74	129	1,576	54	72	1,905

Derivatives	159	—	—	—	—	6	165
Other financial assets (3)	—	191	—	574	3,180	—	3,945

Short term / Current (4)	159	191	—	574	3,180	6	4,110

TOTAL	159	265	129	2,150	3,234	78	6,015

	December 31, 2009
Nature / Category	Financial assets held for trading	Other financial assets at fair value through profit or loss	Financial assets available for sale	Loans and receivables	Held to maturity investments	Hedging derivatives	Total
Equity instruments (1)	—	—	173	—	—	—	173
Derivatives	—	—	—	—	—	86	86
Other financial assets	—	72	—	1,339	62	—	1,473

Long term / Non current (2)	—	72	173	1,339	62	86	1,732

Derivatives	25	—	—	—	—	137	162
Other financial assets (3)	—	226	—	503	2,150	—	2,879

Short term / Current (4)	25	226	—	503	2,150	137	3,041

TOTAL	25	298	173	1,842	2,212	223	4,773

(1)	The main change during the first half of 2010 corresponds to the April 2010 sale of 5% interest in Indra Sistemas, S.A. which the Group owned through Gas Natural, for a total of €38 million (see note 3.b).
(2)	This heading does not include €333 and €273 million corresponding to long-term accounts receivable included under “Other non-current assets” at June 30, 2010 and December 31, 2009, respectively,
(3)	The column “Loans and receivables” at June 30, 2010 and December 31, 2009 included €450 and €381 million, respectively, corresponding to the financing of the tariff deficit of the payments to the regulated electricity activity (amounts proportional to Repsol YPF Group stake in Gas Natural).
(4)	At June 30, 2010 and December 31, 2009, “Trade receivables” and “Other receivables” included €7,765 and €6,533 million, respectively, of trade receivables that were not included in the above breakdown of financial assets.

b) Financial Liabilities

This note discloses the financial liabilities in nature, included in the consolidated balance sheet and that corresponds to:

	Millions of euros
	06/30/2010	12/31/2009
Non-current financial liabilities	16,053	15,411
Derivatives on non-current commercial transactions (1)	—	1
Current financial liabilities	3,834	3,499
Derivatives on current commercial transactions (2)	211	42

	20,098	18,953

(1)	Recognized under the heading “Other non-current liabilities” on the balance sheet.
(2)	Recognized under the heading “Other payables” on the balance sheet.

The detail of the acquired financial liabilities as of June 30, 2010 and December 31, 2009 is as follows:

	June 30, 2010
	Financial liabilities held for trading	Debts and payable items	Hedging derivatives	Total
Bank borrowings	—	4,815	—	4,815
Bonds and other securities (1)	—	10,725	—	10,725
Derivatives	9	—	504	513

Long term debts / Non-current financial liabilities	9	15,540	504	16,053

Bank borrowings	—	2,050	—	2,050
Bonds and other securities	—	1,625	—	1,625
Derivatives	238	—	132	370

Short term debts / Current financial liabilities	238	3,675	132	4,045

TOTAL	247	19,215	636	20,098

	December 31, 2009
	Financial liabilities held for trading	Debts and payable items	Hedging derivatives	Total
Bank borrowings	—	5,343	—	5,343
Bonds and other securities (1)	—	9,925	—	9,925
Derivatives	10	—	134	144

Long term debts / Non-current financial liabilities	10	15,268	134	15,412

Bank borrowings	—	1,807	—	1,807
Bonds and other securities	—	1,626	—	1,626
Derivatives	69	—	39	108

Short term debts / Current financial liabilities	69	3,433	39	3,541

TOTAL	79	18,701	173	18,953

(1)	Includes preference shares amounting to €3,813 million and €3,726 million at June 30, 2010 and December 31, 2009, respectively.

Note: At June 30, 2010 and December 31, 2009, the preceding table did not include €2,593 million €1,919, million recognized under “Other non-current liabilities,” as well as €212 million and €172 million registered under “Other payables,” corresponding to financial leasing recognized using the amortized cost method.

Below is a disclosure of issues, repurchases, and redemptions of debt securities (recognized under current and non-current “Bonds and other securities”) which have taken place during the six-month periods ended June 30, 2010 and 2009:

	Balance at 12/31/2009	(+) Issues	(-) Repurchases or redemptions	(+/-) Exchange rate and other adjustments	Balance at 06/30/2010
Bonds an other debt securities issued in the European Union with Prospectus	10,697	2,099	(1,478)	(12)	11,306
Bonds an other debt securities issued in the European Union without Prospectus	2	—	(2)	—	—
Bonds and other debt securities issued outside the European Union	852	87	(11)	116	1,044

TOTAL	11,551	2,186	(1,491)	104	12,350

	Balance at 12/31/2008	(+) Issues	(-) Repurchases or redemptions	(+/-) Exchange rate and other adjustments	Balance at 06/30/2009
Bonds an other debt securities issued in the European Union with Prospectus	7,756	994	(74)	446	9,122
Bonds and other debt securities issued outside the European Union	651	10	—	139	800

TOTAL	8,407	1,004	(74)	585	9,922

On March 26, 2010, the Group, through its subsidiary Repsol International Finance, B.V., established a €1,500 million Euro-Commercial Paper Program (ECP), guaranteed by Repsol YPF S.A. The outstanding balance at June 30, 2010 amounts to €1,022 million.

Likewise, on January 14, 2010 Gas Natural closed three bond issues under the EMTN program in the euromarket, consisting of three tranches with maturities of 5, 8, and 10 years, and amounting to €195 million, €210 million, and €255 million, respectively (amounts proportional to Repsol YPF stake in Gas Natural).

In addition, on March 23, 2010, Gas Natural established a €300 million ECP Program (in accordance with Repsol YPF stake in Gas Natural). The issuer in this program is Unión Fenosa Finance B.V.

On March 24, 2010, Gas Natural SDG signed a €1,200 million loan agreement with 18 banks under the “Club Deal” scheme. The loan is divided into two tranches: €300 million maturing in 3 years and €900 million maturing in 5 years (amounts proportional to the Group’s stake in Gas Natural).

As a result of the aforementioned financial transactions corresponding to Gas Natural, together with the proceeds from the sale of assets related to gas generation in Mexico and gas distribution in Madrid, the financing contracted by said company for the acquisition of Unión Fenosa was canceled on June 2, 2010.

On May 5, 2010 matured a bond issued by Repsol International Finance B.V. and guaranteed by Repsol YPF S.A. amounting to €943 million.

On March 27, 2009 the Group, through its subsidiary Repsol International Finance, B.V. (Holland), issued guaranteed bonds amounting to €1,000 million, maturing on March 27, 2014 and at an interest rate of 6.5%. The credit rating for this issue, at the last available date, is BBB from Standard & Poor’s, Baa1 from Moody’s, and BBB+ from Fitch.

The amounts guaranteed by Group companies in the interim periods ending June 30, 2010 and 2009 for issues, repurchases, or redemptions made by associates, jointly controlled entities (for the percentage not included in the consolidation process) or non-Group companies, are detailed below:

	Balance at 12/31/2009	(+) Granted	(-) Cancelled	(+/-) Exchange rate and other adjustments	Balance at 06/30/2010
Debt security issues guaranteed by the Group (amount guaranteed)	28	—	—	—	28

	Balance at 12/31/2008	(+) Granted	(-) Cancelled	(+/-) Exchange rate and other adjustments	Balance at 06/30/2009
Debt security issues guaranteed by the Group (amount guaranteed)	—	—	—	—	—

(6)	DIVIDENDS PAID

Dividends paid by Repsol YPF, S.A. in the six-month period ended June 30, 2010 and 2009 were as follows:

	06/30/2010			06/30/2009
	% on nominal amount	Euros per share	Amount	% on nominal amount	Euros per share	Amount (1)
Ordinary shares	—	—	—	52.5%	0.525	641
Remaining shares (without vote, redeemable, etc.)	—	—	—	—	—	—

Total dividends paid	—	—	—	52.5%	0.525	641
a) Dividends charged to profits	—	—	—	52.5%	0.525	641
b) Dividends charged to reserves or share premium issues	—	—	—	—	—	—
c) Dividends in kind	—	—	—	—	—	—

(1)	This amount relates to the interim dividend payment in 2008 and includes €7 million corresponding to own treasury shares.

Note: In the first half of 2010, €62 million were paid to the Tax Administration, corresponding to withholdings on 2009 interim dividends that had been paid out in December 2009.

(7)	TAX SITUATION

For the calculation of this period’s corporate income tax, the effective tax rate that would be applicable to the total profits expected for the yearly period was used, so that the tax expense for the interim period is the result of applying the estimated average effective tax rate for the year to the result before taxes in the interim period. However, the tax effects derived from occasional events or unique transactions undertaken during the period are fully taken into account in the period.

The tax expense recorded on the income statement at June 30, 2010 and 2009 was calculated by applying an effective tax rate of 43.5% and 39.5%, respectively.

(8)	TRANSACTIONS WITH RELATED PARTIES

Repsol YPF undertakes transactions with related parties under general market conditions. For purposes of presenting this information, related parties are considered to be the following:

a.	Major shareholders: according to the latest information available, the major shareholders in the company that are considered related parties of Repsol YPF are:

–	Sacyr Vallehermoso, S.A. which has a total interest of 20.01%.

–	Criteria Caixa Corp. S.A. (belonging to the Caixa Group) has a total direct and indirect interest in Repsol YPF of 13.45%.

–	Petróleos Mexicanos (Pemex) has a total interest of 4.81% through its subsidiaries Repcon Lux, S.A. and Pemex Internacional España, S.A.

b.	Directors and Executives: includes members of the Board of Directors and of the Management Committee.

c.	Group companies for the part not owned by the Group: includes transactions with Group companies or entities for the part not eliminated in the consolidation process (corresponding to the part not owned in the proportionately consolidated companies and the transactions undertaken with companies accounted for using the equity method).

Income and expenses, as well as other transactions, recorded during the first half of 2010 in respect of transactions with related parties have been as follows:

EXPENSES AND INCOME:

	June 30, 2010
Thousands of euros	Major shareholders	Directors and executives (1)	Persons, companies or entities within the perimeter	Total
Finance costs	3,392	—	—	3,392
Management or cooperation agreements	—	—	627	627
Transfer of R&D and license agreement	—	—	278	278
Operating leases	959	—	5,124	6,083
Receipts from services	2,283	—	185,398	187,681
Purchase of goods (finished or in progress)	1,051,000	—	2,362,198	3,413,198
Loss from the removal or sale of assets	—	—	38	38
Other expenses	9,328	—	5,379	14,707

EXPENSES	1,066,962	—	2,559,042	3,626,004

Finance income	11,921	4	10,698	22,623
Management or cooperation agreements	—	—	2,698	2,698
Transfer of R&D and license agreement	—		1,010	1,010
Operating leases	—	—	—	—
Services rendered	19,745	—	22,687	42,432
Sale of goods (finished or in progress)	120,249	—	598,279	718,528
Profit from the removal or sale of assets	—	—	3	3
Other income	527	—	31,898	32,425

INCOME	152,442	4	667,273	819,719

OTHER TRANSACTIONS

	June 30, 2010
Thousand of euros	Major shareholders	Directors and executives (1)	Persons, companies or entities within the perimeter	Total
Purchases of tangible, intangible or other assets	25,691	—	118	25,809
Finance agreements: credits and capital contribution (lender)	93,754	249	385,022	479,025
Amortization or cancellation of credits and lease agreements (lessor)	556	—	—	556
Sale of tangible, intangible or other assets	—	—	11	11
Finance agreements: credits and capital contributions (borrower) (2)	775,689	—	5,359	781,048
Amortization or cancellation of loans and lease agreements (lessee)	191	—	—	191
Guarantees given	147,929	—	455,709	603,638
Guarantees received	33,877	—	5	33,882
Commitments acquired (3)	176,527	—	42,137,589	42,314,116
Commitments / guaranties cancelled	478	—	—	478
Dividens and other profit distributed	35,083	—	—	35,083
Other transactions (4)	2,644,417	—	—	2,644,417

(1)	Includes those transactions with Directors and Executives not included in note 11 on Compensation received by Directors and Executives, which correspond to the present outstanding balance of the loans granted to senior management and the corresponding interest accrued.
(2)	Includes credit policies with a limit of €528 million.
(3)	Corresponds to purchase commitments currently outstanding, net of sales commitments.
(4)	Corresponds mainly to:
(a)	Temporary financial investments: €655 million.
(b)	Exchange-rate hedging transactions: €1,081 million.
(c)	Interest-rate hedging transactions: €716 million.

Income and expenses, as well as other transactions, recorded during the first half of 2009 in respect of transactions with related parties were as follows:

EXPENSES AND INCOME

	June 30, 2009
Thousands of euros	Major shareholders	Directors and executives (1)	Persons, companies or entities within the perimeter	Total
Finance costs	2,994		153	3,147
Management or cooperation agreeements	—	—	449	449
Operations leases	991	—	2,618	3,609
Receipts from services	1,998	—	148,453	150,451
Purchase of goods (finished or in progress)	626,115	—	2,192,651	2,818,766
Other expenses	9,550	—	4,641	14,191

EXPENSES	641,648	—	2,348,965	2,990,613

Finance income	6,734	5	12,589	19,328
Management or cooperation agreeements	—	—	6,279	6,279
Operations leases	93	—	—	93
Services rendered	13,765	—	4,467	18,232
Sale of goods (finished or in progress)	157,566	—	431,511	589,077
Profit from the removal or sale of assets	49	—	—	49
Other income	2,118	—	26,199	28,317

INCOME	180,325	5	481,045	661,375

OTHER TRANSACTIONS

	June 30, 2009
Thousands of euros	Major shareholders	Directors and executives (1)	Persons, companies or entities within the perimeter	Total
Purchase of tangible, intangible or other assets	5,008	—	154	5,162
Finance agreements: credits and capital contributions (lender) (2)	36,852	294	1,437,710	1,474,856
Sale of tangible, intangible or other assets	—	—	—	—
Finance agreements: credits and capital contributions (borrower) (3)	932,869	—	2,000	934,869
Guarantees given		—	—	—
Guarantees received	91,053	—	—	91,053
Commitments acquired (4)	212,317	—	44,440,389	44,652,706
Commitments/ guaranties cancelled	43,200	—	—	43,200
Dividens and other profit distributed	244,847	219	—	245,066
Other transactions (5)	1,763,593	—	—	1,763,593

(1)	Included those transactions with Directors and Executives not included in note 11 on Compensation received by Directors and Executives, which corresponded to the present outstanding balance of the loans granted to senior management and the corresponding interest accrued.
(2)	Included the capital contribution to Gas Natural, amounting to €1,080 million.
(3)	Included credit policies with a limit of €342 million.
(4)	Corresponds to purchase commitments outstanding, net of sales commitments.
(5)	Corresponds mainly to:
(a)	Temporary financial investments: €723 million
(b)	Exchange-rate hedging transactions: €225 million.
(c)	Interest-rate hedging transactions: €815 million.

(9)	LITIGATION

The principal changes in the six-month period ended June 30, 2010 with respect to the litigation matters described in the 2009 consolidated financial statements are as follows.

Argentina

CNDC – Anti-competitive activity disputes (Comisión Nacional de Defensa de la Competencia) - Liquefied Petroleum Gas Market.- With respect to the investigation being carried out by the CNDC that charged YPF with possible abuse of dominant market position in the LPG market from October 1997 to March 1999, we would like to inform that in April 2009 the CNDC rejected the appeal filed by YPF. However, YPF appealed such decision.

Natural gas market.- With respect to the arbitration proceedings filed by TGM against YPF claiming $17 million (€14 million), as well as $366 million (€298 million) for lost profits in connection with non-payment of transportation fees established in the natural gas transportation contract signed by YPF and TGM in September 1998, we would like to inform that the Arbitration Tribunal has been constituted and that on June 10, 2010 YPF submitted its allegations on procedural grounds before the Arbitration Tribunal and requested the Arbitration Tribunal to determine that it was not competent to hear the claim. In the event such motion is rejected, YPF has requested the Arbitration Tribunal to suspend this arbitration until the ongoing arbitration with TGM, AESU, and Sulgás is solved.

In addition, YPF is subject to certain claims related to transportation fees associated with natural gas export contracts, essentially claims for tolls and other costs related to transportation services. In March 2010, YPF was notified of a lawsuit filed against the company claiming the fulfillment of contractual obligations and the payment of amounts associated with these contracts, as well as claims for damages.

Sale of Electricidad Argentina S.A. and Empresa Distribuidora y Comercializadora Norte S.A. to EDFInternacional S.A. (EDF).- With respect to this matter it should be noted that the appeal filed by EDF against the Federal Court of Appeals in Commercial Matters’ resolution was rejected by the Argentine Supreme Court. EDF has presented a complaint appeal against the Argentine Supreme Court’s decision.

Ecuador

Law No. 2006-42, Application Rules and Executive Decree No. 662 and amendments. Petroecuador. On May 7, 2010, the Tribunal decided to extend until March 11, 2011 the enforcement of the requested precautionary measures, through which neither the Ecuadorian Government nor PetroEcuador or any other public entity of the Republic of Ecuador, may, by itself or through its officers or employees, take any action against or in relation with the claimants which seeks to seize or garnish claimant’s assets, or which may result in suspending or materially affecting the activities of the claimants, unless they provide the claimants and the Arbitration Tribunal with a written notice of their intentions at least six business days in advance of taking such action.

Trinidad & Tobago

With respect to the arbitration proceedings initiated in September 2008 by BP America Production Company against Repsol YPF under the UNCITRAL Rules, in connection with Repsol YPF’s alleged obligation to share, from January 2006 onwards, the extraordinary income derived from the shipping of LNG cargoes of Atlantic LNG 2/3 trains 2 and 3, under the Supplemental Agreement entered into by Repsol YPF and Atlantic LNG 2/3 Company of Trinidad & Tobago, we would like to inform that on June 7, 2010, Repsol YPF and BP executed a Settlement Agreement to finally settle the case.

(10)	AVERAGE HEADCOUNT

The average employee headcount at June 30, 2010 and 2009 was:

	06/30/2010	06/30/2009
AVERAGE HEADCOUNT (1)
Men	29,991	26,944
Women	11,136	9,925

	41,127	36,869

(1)	Figures related to June 30, 2009 do not include the average headcount contributed by Unión Fenosa since its first consolidation date.

(11)	DIRECTORS’ AND EXECUTIVES’ COMPENSATION

The Board of Directors is the body responsible for the governance, management, and administration of the interests and businesses of the company in all matters not reserved to the General Meeting. Its activity centers on general supervisory functions and evaluating matters of special importance for the company. Thus, the Board of Directors is responsible, among other functions, for approving the company’s Strategic Plan, annual budgets and management objectives; the company’s investment and finance policies; corporate responsibility and corporate governance policy; risk control and management policy, as well as certain decisions and operations of special importance because of their amount or strategic relevance.

Currently, the Board of Directors consists of sixteen directors, of whom two are Executive Directors, six are External Directors representing Major Shareholders, and eight are Independent External Directors.

The administration of ordinary business is entrusted to the Management Committee.

For reporting purposes, in this section Repsol YPF deems “executive personnel” to be the members of the Repsol YPF Group’s Executive Committee. This consideration, made purely for reporting purposes herein, neither substitutes nor comprises a benchmark for interpreting other senior management pay concepts applicable to the Company under prevailing legislation (such as Royal Decree 1382/1985), nor does it have the effect of creating, recognizing, amending or extinguishing any existing legal or contractual rights or obligations.

Compensation received by the members of the Board of Directors and the Management Committee during the six-month period ended June 30, 2010 and 2009 was as follows:

DIRECTORS:
	Thousand of euros
Compensation:	06/30/2010	06/30/2009
Fixed compensation	4,371	4,315
Variable compensation	2,232	1,857
Others	26	28

TOTAL	6,629	6,200

Other benefits

Pension funds and plans: Contributions	1,150	1,228
Life insurance premiums	149	137

EXECUTIVES:

	Thousand of euros
	06/30/2010	06/30/2009
Total compesation received by executives (1)	7,039	18,989

(1)	As of June 30, 2009, this amount includes compensations due to termination of the labor relationship and non-competition agreements totaling €9 million.

(12)	SUBSEQUENT EVENTS

On June 25, 2010 the Government of Ecuador sent an urgent proposal to the National Parliament for the reformation of the Hydrocarbon Law, which would modify the legal framework in Ecuador in order to allow the signing of Service Contracts and set the contractual framework of these new contracts.

(13)	EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

These interim condensed consolidated financial statements are prepared on the basis of IFRSs, as issued by IASB and as adopted by the European Union, and Article 12 of Royal Decree 1362/2007. Consequently, certain accounting practices applied by the Group may not conform to other generally accepted accounting principles.

REPSOL YPF S.A. and Investees composing the

REPSOL YPF GROUP

CONSOLIDATED INTERIM MANAGEMENT´S REPORT

for the six-month period ended june 30, 2010

1.	ECONOMIC AND FINANCIAL INFORMATION

Repsol YPF’s net income for the first half of 2010 amounted to €1,338 million, a 39% increase over the same period in 2009.

Operating income was €3,004 million and EBITDA reached €4,869 million compared to €3,087 million of EBITDA obtained during the first half of 2009.

Operating income was mainly affected by the impact of the increase of oil and gas prices in comparison with the same year ago-period, and the positive performance of the chemical activity as well as the improve of YPF results.

Repsol YPF Group’s operating income during the first half of 2010 were as follows:

Million of euros	JANUARY-JUNE
	2009	2010	% variation
Operating income	1,653	3,004	81,7%
Upstream	325	731	124,9%
LNG	34	11	(67,6%)
Downstream	635	928	46,1%
YPF	452	831	83,8%
Gas Natural Fenosa	334	551	65,0%
Corporate and Others	(127)	(48)	62,2%
Financial Result	17	(467)	—

Profit before tax and share of results of companies accounted for using the equity method	1,670	2,537	51,9%
Income tax	(660)	(1,104)	(67,3%)
Share of results of companies accounted for using the equity method	49	42	(14,3%)
Consolidated Net income for the interim period	1,059	1,475	39,3%

NET INCOME ATTRIBUTABLE TO:
Minority interests	96	137	42,7%

NET INCOME ATTRIBUTABLE TO THE PARENT COMPANY	963	1,338	38,9%

The main year-on-year differences in the results are explained as follows:

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UPSTREAM

Operating income in the first half of 2010 amounted to €731 million, which represents an increase of 125% compared to the first half of 2009.

The increase in first-half operating income was due principally to the rise in oil and gas realisation prices and the increase of production during the period.

This favourable evolution of production and prices has allowed the increase of operating income despite of major exploration expenses and the derivated effects of the decision to discontinue Repsol’s participation in Persian LNG project.

Production in the first half of 2010 (345 Kboepd) was 4.9% higher than in first-half 2009 (329 Kboepd) principally as a result of the start-up of the Shenzi field, then improving production mix.

In the first half of 2010, investments in this area were €367 million. Investments in development represented 47% of the total and were mainly in Trinidad & Tobago (28%), Libya (14%), Bolivia (13%), Peru (11%), and Ecuador (10%). Investments in exploration accounted for 44% of the total and were mainly earmarked for Brazil (88%) and Venezuela (10%).

LNG

Operating income was €11 million during the first half of 2010, which represents a decrease of 68%, compared to the first half of 2009.

The reduction in 2010 first half operating income is mainly due to the decision to discontinue Repsol’s participation in Persian LNG project. Without considering this effect, the operating income would have improved, mainly due to the increase in sales volumes commercialized.

Investments in the first half in the LNG area reached €49 million. These investments were basically for the construction of the third tank at the Canaport LNG terminal which started operations in the second quarter of this year.

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DOWNSTREAM

Operating income in the first half of 2010 was €928 million compared to €635 million during the same period in 2009.

This increase is mainly the result of inventory holding gains (the rise of inventory value of the Company) and the improvement of Chemical business, thanks to the recovery in volumes and margins. Additionally, the Marketing business keeped a positive performance, with strong margins and an improved sales mix which was biased towards high margin products.

On the contrary, lower international margins in Refining business have reduced distillate volumes and LPG had lower margins due to the time-lag effect of the new bottled gas pricing formula.

Investments in the Downstream area during the first half of 2010 amounted to €732 million, which were mainly allocated to enlargement at the Cartagena refinery and in the fuel oil reductor unit at the Bilbao facilities.

YPF

Operating income went from €452 million during the first half of 2009 to €831 million during the first half of 2010.

This growth is the result of closing the gap in dollars between international parity levels and pump station fuel prices, as well as higher international prices of the products, that impacts in export revenues as well as in revenues from products sold in the domestic market which price is pegged to international prices.

Production in these first six months was 551 Kboepd, 8.1% less than in the same period last year. The drop was 12.4% in gas and 4.3% in liquids. In oil, this drop was less pronounced thanks to the investment efforts in response to the Petróleo Plus plan and higher prices.

Investments in the first half of 2010 in YPF amounted to €597 million, of which 484 M€ were earmarked for Exploration and Production and 90% of this amount to development projects.

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GAS NATURAL FENOSA

Operating income during the first half of 2010 amounted to €551 million, compared to €334 million during the same period in the prior year.

The increase is due to the result of the global integration of Unión Fenosa operating income in Gas Natural SDG since April 30, 2009 and the gains obtained thanks to the subsequent divestment process.

Investments in Gas Natural Fenosa during the first half of 2010 reached €266 million, and was spent mainly on gas and power distribution activities in Spain and Latin America, and power generation in Spain and Mexico.

CORPORATE

This heading includes Corporate operating expenses and income/expenses not attributable to the company’s operating areas. In the first half of 2010 a negative result of €48 million was recorded, compared to €127 million in the same period of 2009.

The difference is mainly due to non- recurrent results, because it included a gain before taxes of €133 million of the sale of a 5% interest in CLH. After this transaction, the stake of Repsol in CLH is 10%.

DEBT AND FINANCIAL RESULT EVOLUTION

At June 30, 2010, Repsol YPF’s net financial debt was €10,671 million, compared to €10,928 million at the end of 2009, a drop of €257 million.

The change in net debt that occurred during the first half of 2010, as well as the causes that gave rise thereto, are as follows:

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Change in Net Debt	Millions of euros 2010
Net Debt at January 1, 2010	10,928
EBITDA	(4,869)
Change in trade working capital	1,010
Investments (1)	2,031
Divestments (1)	(776)
Dividends paid	181
Exchange differences	827
Income taxes paid	782
Interests and other changes	557

Net Debt at June 30, 2010	10,671

(1)	Additionally, in the January-June 2010 period, financial investment were made €7 million, and financial divestment were also made €48 million which are not reflected in this table.

EBITDA generated in this period and divestments were sufficent to cover investments, change in working capital, dividends, taxes and exchange differences, which were caused by the deppreciation of the euro versus USD.

In addition, the most relevant aspects in this first half of the year are:

■	Important divestments corresponding to Gas Natural Fenosa and the sale of a stake in CLH.

■	The increase of working capital in the first half of the year as a result of the rise of oil prices.

■	The strong appreciation of the USD versus the euro in this period had a negative impact on net debt.

The net debt/capital employed ratio was not affected since a substantial part of operating assets are denominated in USD and, accordingly, similarly to operating cash flows, benefited from the appreciation of this currency.

The net debt/capital employed ratio at June 30, 2010 was 27.7%. Taking preference shares into account, the ratio is 37.6%.

The Group’s net financial debt at june 30, 2010, excluding Gas Natural Fenosa, amounted to €4,996 million without any significant changes in comparison to the end of 2009.

The consolidated Group’s (ex- Gas Natural Fenosa) net debt/capital employed ratio at the end of first-half 2010 was 15.6%, which would have been 26.9% if we take preference shares into account.

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The consolidated Group’s net financial result in the first half of 2010 was negative for €467 million, which represents a decrease of €484 million compared to the same period of the previous year.

Financial results	Millions of euros
	Jan-Jun 2009	Jan-Jun 2010
Net interest expense (incl. preference shares)	(278)	(331)
Hedging positions (income/expense)	359	10
Update of provisions	(83)	(86)
Capitalised interest	62	69
Other financial income/expenses	(43)	(129)

Total	17	(467)

The following aspects are worth mentioning:

■	Net interest expense: the increase is mainly caused by Gas Natural Fenosa, as a result of the higher net debt due to the purchase of Unión Fenosa joined to the incorporation of the Unión Fenosa’s debt since April 2009.

■	Hedging positions income (expense): The results of hedging positions decrease compared to the same period of the previous year. The first half of 2009 was significantly affected by: (i) the depreciation of the Argentinean peso versus the USD (YPF’s functional currency is the USD and the balance sheet reflects a net payables financial position) and (ii) the depreciation of the USD versus the euro had an impact on dollar liability positions in relation to operating income hedge instruments.

In the first half of 2010, the USD appreciated strongly against the Euro with a positive impact reflected in business’ operating income. The results of hedging positions are mainly the result of the depreciation of the Argentinean peso against the USD, partially compensated by the evolution of other currencies and financial expenses relating to short-term hedge derivatives.

■	Other financial expenses: The increase in financial expenses is mainly due to the finance lease expenses for transport of natural gas marketed in the United States and Canada through the natural gas pipeline as well as the expenses derivated from the early termination of Gas Natural debt for the purchase of Unión Fenosa.

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INCOME TAX

The income tax expense is calculated according to the estimated tax rate for the full year 2010.

The estimated effective tax rate for the first half of 2010 is 43.5%, which is higher than estimated for the same period last year (39.5%). The increase is mainly due to the increase in the Upstream business results (taxed at higher rates) and the changes in exchange rates of the Venezuelan bolivar and the Argentinean peso versus USD, which affects the value of deferred tax assets and liabilities.

2.	CORPORATE AREAS

Human Resources and Organization

At the end of June 2010, Repsol’s total headcount was 42,464 employees, distributed over more than 30 countries and concentrated principally in Spain and Argentina, which represent 86% of the total. From the employment point of view, the presence in countries like Portugal, Brazil, Peru, Ecuador, Trinidad and Tobago, Chile, Bolivia, among others, is noteworthy.

By business areas, 5.87% of all employees are in the Upstream area, 0.50% in LNG, 44.29% in Downstream, 29.21% in YPF, 12.54% in Gas Natural Fenosa and 7.59% in Corporate Center.

Environmental information

For Repsol, attention to the environment is a key aspect in managing our operations. Environmental matters are taken into account in all phases of our activities.

Repsol has implemented a Safety and Environment Management System (SGSMA) applicable in all the company’s operations, based on an Environment and Safety Manual and a broad body of rules, procedures, and technical guidelines, that are currently being updated to be adapted to the best practices in the sector. Under the SGSMA, a growing number of the company’s operations centers are certified under the ISO 14,001 standards.

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During the first half of 2010, we have developed environmental investments aimed to optimize water consumption and reduce spill contamination, to improve the environmental quality of petroleum products, to reduce air emissions, to increase the efficiency of energy and the spill prevention systems applying best available technologies and technological innovation. The effort made for the identification, evaluation and correction of possible past contamination was also noteworthy.

3.	RISK FACTORS

Repsol YPF’s operations and earnings are subject to risks as a result of changes in competitive, economic, political, legal, regulatory, social, industrial, business and financial conditions.

The risks of the Group for the second half of 2010 are substantially the same than those detailed in the management report that accompanies financial statements corresponding to 2009. Because of that, this information must be read with the risk factors that are included in the Consolidated Management’s Report corresponding to 2009, as well as with Note 18 — Financial Risk and Capital Management — of the Consolidated Financial Statements corresponding to that year. However, the summary is as follows:

FACTORS AFFECTING OUR CONSOLIDATED RESULTS OF OPERATIONS

International reference crude oil prices and demand for crude oil may fluctuate due to factors beyond Repsol YPF’s control

World oil prices have fluctuated widely over the last 10 years and are subject to international supply and demand factors over which Repsol YPF has no control. Reductions in oil prices negatively affect Repsol YPF’s profitability, the valuation of its assets and its plans for capital investment. A significant reduction of capital investments may negatively affect Repsol YPF’s ability to replace oil reserves.

Repsol YPF’s natural gas operations are subject to particular operational and market risks

Natural gas prices in the various regions in which Repsol YPF operates tend to vary and such prices may be lower than prevailing prices in other regions of the world.

In addition, Repsol YPF has entered into long-term contracts to purchase and supply gas in different parts of the world, that include several risks: (i) it could result in higher purchase prices than the price at which such gas could be sold in increasingly liberalized markets, (ii) gas availability could be subject to risks of

9

contract fulfillment from counterparties: thus, it might be necessary to look for other sources of natural gas in the event of non-delivery from any of these sources, which could require payment of higher prices than those called for under such contracts, and (iii) if sufficient reserves were not available in the countries where are linked some long term contracts to sell and delivery gas, Repsol YPF might not be able to satisfy its obligations under these contracts, several of which include penalty clauses for non-fulfillment.

Repsol YPF has extensive operations in Argentina

At December 31, 2009, and June 30, 2010, approximately 20% and 21 % of Repsol YPF’s consolidated assets, respectively, were located in Argentina, corresponding for the most part to exploration and production activities.

The main economic risks Repsol YPF faces due to its operations in Argentina include the following: (i) limitations on its ability to pass increases in international prices of crude oil and other hydrocarbon fuels and exchange rate fluctuations through to domestic prices, or to increase local prices of natural gas (in particular for residential customers); (ii) restrictions on hydrocarbon export volumes driven mainly by the requirement to satisfy domestic demand; (iii) further depreciation of the peso in relation to foreign currencies that may adversely affect the financial situation or operational results of Argentine companies.

The oil and gas industry is subject to particular operational risks, and Repsol YPF depends on the cost-effective acquisition or discovery of, and, thereafter, development of new oil and gas reserves

Oil and gas exploration and production activities are subject to production, equipment and transportation risks, natural hazards and other uncertainties including those relating to the physical characteristics of an oil or natural gas field. The operations of Repsol YPF may be curtailed, delayed or cancelled as a result of weather conditions, mechanical difficulties, hydrocarbons spills or leaks, shortages or delays in the delivery of equipment and compliance with governmental requirements. If these risks materialize, Repsol YPF may suffer substantial losses and disruptions to its operations and harm to its reputation. These activities are also subject to certain obligations to make tax or royalty payments, which tend to be relatively higher than those payable in respect of other commercial activities.

In addition, Repsol YPF is dependent on the replacement of depleted oil and gas reserves with new proved reserves in a cost-effective manner that permits subsequent production to be economically viable.

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Repsol YPF’s operations are subject to extensive regulation

The oil industry is subject to extensive regulation and intervention by governments throughout the world in such matters as the award of exploration and production interests, the imposition of specific drilling and exploration obligations, restrictions on production, price controls, required divestments of assets and foreign currency controls over the development and nationalization, expropriation or cancellation of contract rights.

Repsol YPF is subject to extensive environmental regulations and risks

Repsol YPF is subject to extensive environmental laws and regulations in the countries in which it operates, which regulate, among other matters affecting Repsol YPF’s operations, environmental quality standards for products, air emissions and climate change, water discharges, surface water pollution, remediation of soil and groundwater and the generation, handling, storage, transportation, treatment and disposal of waste materials.

In particular, due to concern over the risk of climate change, a number of countries have adopted, or are considering the adoption of, new regulatory requirements to reduce greenhouse gas emissions. These requirements could make our products more expensive as well as shift hydrocarbon demand toward lower-carbon sources such as renewable energies. In addition, compliance with greenhouse gas regulations may also require us to upgrade our facilities, monitor or sequester emissions or take other actions which may increase our compliance costs.

Location of Repsol YPF’s reserves

Part of Repsol YPF’s hydrocarbons reserves are located in countries outside the EU and the United States, certain of which may be politically or economically less stable than EU countries and the United States.

Repsol YPF’s oil and natural gas reserves are estimates

The estimates of oil and natural gas reserves are calculated under Securities and Exchange Commission (SEC) rules. Proved reserve are estimated in function of geological and engineering data for determining with reasonable certainty whether the crude oil or natural gas located in known fields can be recovered under current economic and operating conditions. The accuracy of proved reserve estimates depends on a number of factors, assumptions and variables, that are beyond Repsol YPF’s control and may prove to be incorrect over time.

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Conditions in the petrochemicals industry are cyclical

The petrochemicals industry is subject to wide fluctuations in supply and demand reflecting the cyclical nature of the chemicals market at regional and global levels, to extensive governmental regulation and intervention in such matters as safety and environmental controls.

FINANCIAL RISKS

The Group operations may be affected by diverse types of financial risks

Liquidity Risk

Liquidity risk is associated to the ability of the Group to finance its obligations at reasonable market prices, as well as to carry out its business plans with stable financing sources.

Credit Risk

Credit risk is defined as the possibility of a third party not complying with his contractual obligations, thus creating losses for the Group.

Credit risk in the Group is measured and controlled in relation to the customer or individual third party.

Market Risks

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Exchange-Rate Risk: Repsol YPF faces exchange rate risk because the revenues and cash receipts it receives from sales of crude oil, natural gas and refined products are generally denominated in U.S. dollars or influenced by the U.S. dollar exchange rate, while a significant portion of Repsol YPF’s expenses are denominated in the local currency of the countries where it operates. The company is also exposed to exchange-rate risk in relation to the value of its assets and financial investments in dollars.

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•

Commodity Price Risk: As a result of performing business operations and activities, the Group’s results of operations are exposed to the volatility of the prices of crude oil, natural gas, and their derivate products.

•	Interest-Rate Risk: The market value of the Group´s net financing and interest could be affected as a result of changes in interest rates.

4.	HIGHLIGHTS

The following is a summary of the highligths to be worth mentioning in this period:

Upstream

On January 17, 2010, Repsol executed an agreement for the exploitation of a new block in Algeria. Repsol entered into an agreement with Sonatrach and the Algerian National Agency for the Appraisal of Resources (ALNAFT) for the exploration and exploitation of the Sud-Est Illizi block in southeast Algeria. The consortium is made up of Repsol (operator with 52.5% interest), Italy’s Enel (27.5%), and the French-Belgian company GdF Suez (20%). This agreement reinforces Repsol’s position in Algeria as one of the growth areas contemplated in the 2008-2012 Strategic Plan.

On January 21, 2010, Repsol was awarded two exploration licenses in Norway. The estimated potential oil and gas resources make this country one of the core areas for Repsol and for the industry. Repsol is the operator of the PL-541 license situated in Norway’s North Sea. The Company holds a 50% stake in this project jointly with Italy’s Edison (35%) and Norway’s Skagen (15%). Repsol holds a 40% stake, jointly with Austria’s OMV (operator with 50% interest) and Norway’s Skagen (10%) in the second license, PL 557, in the Norwegian Sea.

In February 2010, a consortium of international companies led by Repsol (11%) was awarded the important Carabobo-1 project by the Government of Venezuela. The project calls for the development of heavy oil reserves, jointly with PDVSA, in the Carabobo 1 Norte and Carabobo 1 Centro blocks in the Orinoco Oil Belt, containing one of the world’s largest oil and gas reserves.

In February 2010, an agreement with the Venezuelan authorities was executed for incorporating the Barúa-Motatán production area, as an asset which will be operated by the Petroquiriquire, S.A. mixed ownership company in which Repsol holds a 40% stake. Barúa-Motatán is placed in the basin of the Lake of Maracaibo, and this asset was effectively incorporated in Petroquiriquire on February 10, 2010.

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On March 17, 2010, Repsol was awarded 16 new exploration blocks in “Lease Sale” 213 in the U.S. Gulf of Mexico, consolidating the Company’s important portfolio of exploration projects in this deep water area.

On March 28, 2010, Bolivian President Evo Morales and Argentinean President Cristina Fernández met in Sucre, with Repsol’s chairman also present, to sign the gas purchase-sale agreement between both countries, which will make Repsol the main supplier. This agreement makes the Margarita-Huacaya mega gas field, operated by Repsol with a 37.5% stake, the main source of supply of Bolivian gas to Argentina, ensuring the profitability of the field’s future development.

On April 8, 2010, Repsol and Enagás executed an agreement under which Repsol sells Enagás its 82% stake in the Gaviota underground natural gas storage facilities for €87 million, after securing the necessary authorisations from the administration and anti-trust authorities.

On April 12, 2010, Repsol increased its estimated gas resources at the Perla field (in shallow waters in the Gulf of Venezuela, discovered initially with the Perla 1X well in October 2009) by at least 30% following the production tests at the Perla 2X well. Repsol, jointly with the Italian Eni (50% each), operates the consortium which discovered block Cardón IV, where the Perla mega field is located.

On May 12, 2010, the agreement was executed for creating the PetroCarabobo, S.A., mixed ownership company that will be in charge of developing heavy oil reserves of the Carabobo Project in the Venezuelan Orinoco belt. The project, which could reach a maximum output of 400,000 barrels of oil per day over a 40-year period, also contemplates a commercial agreement that will allow Repsol’s Spanish refineries to process 165,000 barrels of oil a day. This agreement implies a major competitive advantage thanks to Repsol’s expertise in the use of advanced oil conversion technology at its refineries.

In May 2010, Repsol, in partnership with Niko Resources, Ltd, was awarded three exploration blocks (Cendrawasih II, III and IV) offshore the island of Papua in the 2010 Bidding Round in Indonesia. Repsol, with a 50% net interest in each of these blocks, is the operator of one of the blocks.

In May 2010, Repsol has formally informed the National Iranian Oil Company (NIOC) and Shell of its decision to discontinue its participation in the Persian LNG Project.

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On June 8, 2010, the partners of the Caipipendi block (Repsol 37.5%, BG 37.5% and Pan American Energy 25%) signed the final investment decision for the first phase of the Margarita development project in Bolivia.

In June 2010, in Norway, the Company acquired a 40% stake in the PL-356 license operated by DetNorske, which holds the remaining 60%. The effective date of the transaction is January 1, 2010 and, at June 30, was pending the approval of Norwegian authorities. The license is located in the southern part of Norway’s North Sea.

LNG

The first gas liquefaction plant in South America was inaugurated on June 10, in Pampa Melchorita, (Lima Peru). The plant has a nominal capacity of 4.4 million tons/year and will process 17 million cubic metres of gas per day.

On June 24, 2010, Repsol delivered the first liquefied natural gas (LNG) shipment from the Pampa Mechorita (Peru) plant in the Barcelona Knutsen tanker. This shipment marks the start of Repsol’s exclusive marketing rights for the entire output of the plant pursuant to the agreement executed with Peru LNG in 2005 for an 18-year term as of the commencement of commercial operations.

Corporation

On March 25, 2010, Repsol, Petronor, and BBK, executed an agreement pursuant to which, BBK acquired a 5% stake in Compañía Logística de Hidrocarburos (CLH), which Repsol held indirectly through Petronor. The operation has been closed for an amount of €145 million, with an effect in the net profit of the Group Repsol, after taxes and minority, of €107 million. With this transaction, Repsol reduces its stake in CLH to 10% and maintains a competitive bidding process, for divesting an additional 5% in the logistics company.

On April 28, 2010, the Board of Directors approved the Horizon 2014, which includes the principal strategic lines, aims of management and projections of the Group for the next four years and that continues the line of growth initiated in the Strategic Plan 2008-2012.

On April 30, 2010, the Company’s Annual General Meeting approved a resolution on the payment of a total gross dividend of 0.85 €/share for 2009. The total dividend for fiscal year 2009 is €1,038 million.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: August 9th, 2010	By:	/S/ MARÍA VICTORIA ZINGONI
	Name:	María Victoria Zingoni
	Title:	Director of Investors Relations